Exhibit 99.3

Marathon Partners Sends Letter to the Board of Directors of Dover Motorsports The Time is Right for a Sale of the Company

NEW YORK, May 29 /PRNewswire/ -- Marathon Partners L.P., the largest outside shareholder of Dover Motorsports, Inc. (NYSE: DVD), has sent a letter to the Dover Motorsports, Inc. Board of Directors dated May 29, 2008. The letter can be read in its entirety by visiting www.sellthecompany.com or by reviewing Exhibit
99.02 on Mario Cibelli / Cibelli Capital Management LLC's Schedule 13D/A to be filed with the Securities and Exchange Commission on May 29, 2008.

Marathon strongly believes Dover Motorsports ("the Company") is not serving its shareholders well by remaining independent in light of the Company's failed growth strategy, limited future growth prospects, and the dominance of the industry by International Speedway Corporation and Speedway Motorsports Inc. Recent events have further emphasized the need for the Board of Directors of Dover Motorsports to act in order to maximize shareholder value.

Marathon Partners believes it is an opportune time for the Board to hire an advisor to pursue a sale of the Company by means of a competitive auction. Absent a sale of the Company, Marathon Partners emphatically recommends that the Board of Directors close the money-losing Midwest race tracks. The Midwest facilities will continue to generate operating losses for the foreseeable future and have become a burden that needs to be addressed by Board Members.

As fiduciaries to all Dover Motorsports' shareholders, Directors should find the current speedway merger and acquisition environment simply too compelling to ignore. Recent transactions for other racing facilities that host Sprint Cup races make it clear that Dover's Board Members are leaving significant value on the table by perpetuating the Company's current independent ownership structure. Marathon Partners believes there is ample room for either International Speedway Corporation, Speedway Motorsports Inc., or other potential parties to offer a sizeable premium to Dover Motorsports' shareholders and still acquire the Company on very attractive terms.

A shareholder's level of patience is derived from the manner in which fiduciaries conduct themselves in regard to the capital entrusted to them. The Company's management team and Board Members have not endeared themselves to the outside shareholders of Dover Motorsports in this regard. A poor situation has developed with the Company through multiple years of failed investments, continued operating losses in the Midwest, and a less-than-clear strategy as it pertains to inevitable industry consolidation. Asking for patience for patience's sake is an insult to long-term investors. Thus far, patience has been a costly exercise for the shareholders of Dover Motorsports. The words sound good but they must be backed up with action in order to have meaning. Unfortunately, action has been missing from the equation.

After years of poor performance, it is clearly time for the Board Members to step up and seek out a solution to the quagmire that has engulfed Dover Motorsports.



About Marathon Partners L.P.: Marathon Partners L.P., founded by Mario D. Cibelli in 1997, is a New York based investment partnership.

Source: Marathon Partners L.P.